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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

FINAL AMENDMENT
RES-CARE, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
760943100
(CUSIP Number)
Mary D. Peters, 10140 Linn Station Road, Louisville, Kentucky 40223, 502-394-2100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	760943100

1	NAMES OF REPORTING PERSONS: Ronald G. Geary

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Personal funds

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States Citizen

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		975,043

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		975,043

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	975,043

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 5	Interest in Securities of the Issuer
(a)(b) As of May 8, 2006 Mr. Geary beneficially owns 973,043 or 3.5% of ResCare common stock. Mr. Geary has shared voting power and sole dispositive power over all the shares. Approximately 5,170 of the shares are held in ResCare’s 401k plan for Mr. Geary’s benefit. Pursuant to the Voting Agreement, Onex Partners described herein has the right to vote Mr. Geary’s shares for the election of directors. The voting agreement will expire when Mr. Geary retires as an employee of ResCare on June 22, 2006.
Onex Partners is a Delaware limited partnership. Its principal business is investing in securities. The address of its principal business and principal offices is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. Its general partner is Onex Partners GP LP, a Delaware limited partnership.
(c) In the last sixty days Mr. Geary has sold 358,970 shares of common stock in cashless exercises of stock options at exercise prices ranging from $17.77 to $20.43. Of these, 18,000 shares were sold pursuant to a written trading plan that complies with Rule 10b5-1 dated December 24, 2005 (the “Plan”). The shares covered by the Plan have been sold in lots of 2,000 shares each on a weekly basis in open market transactions at prices per share ranging from $17.77 to $20.43. The other sales were made in open market transactions at prices per share ranging from $18.00 to $18.71 as follows:

03/08/06	22,284 shares
03/09/06	12,239 shares
03/10/06	4,071 shares
03/13/06	39,800 shares
03/14/06	56,390 shares
03/15/06	29,600 shares
03/17/06	28,471 shares
03/21/06	54,429 shares
03/21/06	35,998 shares
03/22/06	15,573 shares
03/28/06	42,115 shares
     All sales have been reported on Reports of Changes in Beneficial Ownership on Form 4. The Plan covers weekly sales of 2,000 shares for a total of 97,686 shares to be sold in open market transactions through December 20, 2006.
(d) No one other than Mr. Geary has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of Mr. Geary’s ResCare stock.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2006

Date

/S/ Ronald G. Geary

Signature